UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 ImageMax, Inc.
                                ----------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                   45245V 10 1
                                 --------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [ ]     Rule 13d-1(c)
         [X]     Rule 13d-1(d)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP No.  45245V 10 1


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Bruce M. Gillis
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                             (a)  [ ]
       N/A                                                   (b)  [ ]
--------------------------------------------------------------------------------
   3   SEC Use Only


--------------------------------------------------------------------------------
   4   Citizenship or Place of Organization


       U.S.A.
--------------------------------------------------------------------------------
   Number of      5    Sole Voting Power
     Shares            429,452
  Beneficially    --------------------------------------------------------------
    Owned by      6    Shared Voting Power
      Each
   Reporting      --------------------------------------------------------------
     Person       7    Sole Dispositive Power
      With             429,452
                  --------------------------------------------------------------
                  8    Shared Dispositive Power


--------------------------------------------------------------------------------
   9   Aggregate Amount Beneficially Owned by Each Reporting Person

       429,452
--------------------------------------------------------------------------------
  10   Check Box if The Aggregate Amount in Row 9 Excludes Certain Shares
       (See Instructions)                                                  [ ]


--------------------------------------------------------------------------------
  11   Percent of Class Represented by Amount in Row 9

       6.5%
--------------------------------------------------------------------------------
  12   Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).        Name of Issuer:

                  ImageMax, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1100 East Hector Street, Suite 396
                  Conshohocken, PA  19428

Item 2(a).        Name of Person Filing:

                  Bruce M. Gillis

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  331 Aubrey Road
                  Wynnewood, PA  19096

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value

Item 2(e).        CUSIP Number:

                  45245V 10 1

Item  3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

                  Not Applicable

Item 4.  Ownership.

         (a)      Amount beneficially owned:

                  429,452 (takes into account the sale of 2,000 shares of Common Stock in calendar year 2000)

         (b)      Percent of class:

                  6.5%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:             429,452

             (ii)  Shared power to vote or to direct the vote:             -0-

             (iii) Sole power to dispose or to direct the
                   disposition of:                                       429,452

             (iv)  Shared power to dispose or to direct the
                   disposition of:                                         -0-

Item 5.  Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact
             that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].*

              * Amendment No. 1 to this Schedule 13G stated that as of that filing date, the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities. That statement was made in error due to the oversight of not including options exercisable as of such date.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                      The number of shares in Item 4 includes 8,462 shares
             of Common Stock held by Mr. Gillis as custodian for Claire Solomon Gillis under UGMA and 8,462 shares of Common Stock held by Mr. Gillis as custodian for Katherine Tessa Solomon Gillis under UGMA.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable

Item 8.  Identification and Classification of Members of the Group.

             Not Applicable

Item 9.  Notice of Dissolution of Group.

             Not Applicable

Item 10. Certification.

             Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 25, 2000
                                             -----------------------------------
                                             (DATE)


                                             /s/ Bruce M. Gillis
                                             -----------------------------------
                                             (SIGNATURE)

                                             Bruce M. Gillis
                                             -----------------------------------
                                             (NAME)